OMB APPROVAL
                                                  OMB Number:    3235-0145
                                                  Expires:  August 31, 1999
                                                  Estimated average burden
                                                  hours per response . . . 14.90
                         UNITED STATES
               Securities and Exchange Commission
                     WASHINGTON, D.C. 20549

                          SCHEDULE 13G
           Under the Securities Exchange Act of 1934
                       (Amendment No. 3)*

                    Frontier Oil Corporation
                        (Name of Issuer

                          Common Stock
                 (Title of Class of Securities)

                           930676101
                         (CUSIP Number)

                                 December 31, 1998
    (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         /X/  Rule 13d-1(b)

         /_/  Rule 13d-1(c)

         /_/  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number
CUSIP No.  930676101


1.       Name of Reporting Persons
         S.S or I.R.S. Identification Nos. Of Above Persons (Entities Only)
         Kornitzer Capital Management, Inc.   ("KCM") 48-1069845
         Great Plains Trust Company  ("Great Plains")


2.       Check the Appropriate Box if a Member of a Group (See Instructions)
                                       (a)
                                       (b)

3.       SEC Use Only


4.       Citizenship or Place of Organization
         KCM:      Kansas
         Great Plains:  Kansas


              5.   Sole Voting Power
              _____________________________________________________________
Number of     6.   Shared Voting Power
Shares                  KCM:           2,395,000
Beneficially            Great Plains:  1,639,200
Owned    __________________________________________________________________
By Each       7.   Sole Dispositive Power
Reporting     _____________________________________________________________
Person With:  8.   Shared Dispositive Power
                   KCM:               2,395,000
                   Great Plains:      1,639,200


9.       Aggregate Amount Beneficially Owner by Each Reporting Person
         KCM:           2,395,000
         Great Plains:  1,639,200

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)


11.      Percent of Class Represented by Amount in Row (9)
         KCM:           8.52%
         Great Plains:  5.83%

12.      Type of Reporting Person (See Instructions)
         KCM:           IA
         Great Plains:  BK

CUSIP No.  930676101

Item 1.

         (a)  Name of Issuer.      Frontier Oil Corporation, a Wyoming
              corporation.

         (b) Address of Issuer's Principal Executive Offices. 1200 Smith Street, Suite 2100, Houston, Texas 77002-4367.

Item 2.

         (a) Name of Persons Filing. Kornitzer Capital Management, Inc. ("KCM") and Great Plains Trust Company ("Great Plains").

         (b) Address of Principal Business Offices or, if none, Residence. KCM, P.O. Box 918, Shawnee Mission, KS 66201.
              Great Plains, 4705 Mission Road, Westwood, Kansas  66205.

         (c)  Citizenship.
              KCM, Kansas corporation.
              Great Plains, Kansas trust company.

         (d) Title of Class of Securities. Common stock, no par value (the "Common Stock").

         (e)  CUSIP Number.  930676101.

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

         ( a) Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

         (b)  x    Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                   78c).

         (c) Insurance Company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

         (d) Investment Company registered under section 8 of the Investment Company Act (15 U.S.C. 80a-8).

         (e)  x    An investment adviser in accordance with section Sect.
                   204.13d-1(b)((1)(ii)(E).


         (f) An employee benefit plan or endowment fund in accordance with Sect. 240.13d-1(b)(1)(ii)(F).

         (g) A parent holding company or control person in accordance with Sect. 240.13d-1(b)(ii)(G).

         (h) A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

         (i) A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

         (j)       Group, in accordance with Sect. 240.13d-1(b)(ii)(J).

Item 4.  Ownership.

         The percent of Common Stock owned by KCM and Great Plains, as of December 31, 1998 exceeds five percent, and the following information is provided as of that date.

         (a) Amount Beneficially Owned:
                   KCM:           2,395,000
                   Great Plains:  1,639,200

         (b) Percent of Class:
                   KCM:           8.52%
                   Great Plains:  5.83%

         (c) Number of Shares as to which such person has:

              (i)  sole power to vote or to direct the vote

              (ii) shared power to vote or to direct the vote
                   KCM:           2,395,000
                   Great Plains:  1,639,200

              (iii)     sole power to dispose or to direct the disposition of

              (iv) shared power to dispose or to direct the disposition of
                   KCM:           2,395,000
                   Great Plains:  1,639,200

Item 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereto the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following /_/.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         KCM is an investment adviser with respect to the shares of Common Stock for the accounts of other persons who have the right to receive, and the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Common Stock of Frontier Oil Corporation. KCM acts as an investment adviser with respect to the shares of Common Stock beneficially owned by Great Plains, and may therefore be deemed also beneficially to own those shares.

         Great Plains is a trust company holding the shares of Common Stock for the accounts of other persons who have the right to receive, and the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Common Stock of Frontier Oil Corporation.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         A parent holding company is not filing this Schedule, pursuant to Rule 13D-1(b)(ii)(G) promulgated under the Securities Exchange Act of 1934 (the "Act").

Item 8.  Identification and Classification of Members of the Group.

         A group is not filing this Schedule pursuant to Rule 13d-1(b)(ii)(J). KCM and Great Plains are filing this Statement as a joint filing pursuant to Rule 13d-1(k). Exhibit 3 is attached hereto according to the provisions of Rule 13d-1(k).

Item 9.  Notice of Dissolution of Group.

         A Notice of Dissolution is not applicable to the filing of this Schedule.

Item 10. Certification.

         (a) The following certification shall be included if the statement is filed pursuant to Sect. 240.13d-1(b):

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired and are hot held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities
nd were not acquired and are
         not held in connection with or as a participant in any transaction having that purposes or effect.


                           SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       February 27, 1999
                                            Date

                                       KORNITZER CAPITAL MANAGEMENT,
                                       INC.


                                       /s/ John C. Kornitzer
                                       By:  John C. Kornitzer, President


                                       GREAT PLAINS TRUST COMPANY



                                       /s/ Willard R. Lynch
                                       By: Willard R. Lynch, President

           EXHIBIT TO AMENDMENT NO. 3 TO  SCHEDULE 13G
       REGARDING THE SECURITIES OF FRONTIER OIL CORPORATION

         The undersigned Kornitzer Capital Management, Inc. and Great Plains Trust Company agree that the Amendment No. 3 to Schedule 13G regarding the securities of Frontier Oil Corporation is a statement filed on behalf of each of them regarding the securities referenced therein. They further agree to the provisions and requirements of Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934. Kornitzer Capital Management, Inc. acts as an investment adviser with respect to the shares of Common Stock beneficially owned by Great Plains Trust Company, and may therefore be deemed also beneficially to own those shares.

                                       February 27, 1999
                                            Date


                                       KORNITZER CAPITAL MANAGEMENT, INC.


                                       /s/  John C. Kornitzer
                                       By:  John C. Kornitzer, President



                                       GREAT PLAINS TRUST COMPANY



                                       /s/ Willard R. Lynch
                                       By: Willard R. Lynch, President